SUNSTRONG CAPITAL HOLDINGS, LLC Consolidated Financial Statements December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022 (With Independent Auditors’ Report Thereon)

SUNSTRONG CAPITAL HOLDINGS, LLC Consolidated Financial Statements Table of Contents Page Independent Auditors’ Report 1 Consolidated Financial Statements: Consolidated Balance Sheets 3 Consolidated Statements of Comprehensive Income (Loss) 4 Consolidated Statements of Changes in Members’ Equity 5 Consolidated Statements of Cash Flows 6 Notes to Consolidated Financial Statements 7

KPMG LLP Suite 1400 55 Second Street San Francisco, CA 94105 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Independent Auditors’ Report The Members SunStrong Capital Holdings, LLC: Opinion We have audited the consolidated financial statements of SunStrong Capital Holdings, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in accordance with U.S. generally accepted accounting principles. Basis for Opinion We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a

2 substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements. In performing an audit in accordance with GAAS, we: ● Exercise professional judgment and maintain professional skepticism throughout the audit. ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. ● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. ● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. San Francisco, California March 29, 2023

SUNSTRONG CAPITAL HOLDINGS, LLC Consolidated Balance Sheets December 31, 2022 and 2021 Assets 2022 2021 Current assets: Cash and cash equivalents $ 36,261,589 37,700,413 Restricted cash, current portion 7,127,163 13,340,108 Operating lease receivables, net 11,470,939 11,294,399 Service contract receivables, net 11,820,207 8,308,564 Finance lease receivables, current portion, net 6,287,783 5,171,712 Other current assets 18,039,501 12,274,439 Total current assets 91,007,182 88,089,635 Restricted cash, net of current portion 75,501,537 91,556,455 Investment in unconsolidated investee 16,285,773 17,029,358 Finance lease receivable, net of current portion, net 447,227,395 463,766,323 Solar power systems, net 1,234,916,662 1,071,325,974 Deferred lease costs and other noncurrent assets 14,190,864 15,700,160 Derivative asset 5,122,169 — Total assets $ 1,884,251,582 1,747,467,905 Liabilities and Members’ Equity Current liabilities: Accounts payable and accrued liabilities $ 17,718,029 15,753,611 Accounts payable to affiliates, current portion 4,398,341 7,288,763 Deferred revenue, current portion 6,517,972 6,501,134 Derivative liability, current portion — 452,977 Nonrecourse debt financing, current portion 37,397,881 32,032,481 Total current liabilities 66,032,223 62,028,966 Deferred revenue, net of current portion 53,280,967 49,002,086 Accounts payable to affiliates, net of current portion 85,078,342 125,688,661 Derivative liability, net of current portion 260,264 9,277,194 Nonrecourse debt financing, net of current portion 1,219,937,385 1,130,356,296 Other long-term liabilities 3,347,218 3,510,956 Total liabilities 1,427,936,399 1,379,864,159 Members’ equity: Equity attributable to members 90,233,029 39,566,444 Accumulated other comprehensive income (loss) 2,320,908 (6,334,261) Noncontrolling interests 363,761,246 334,371,563 Total members’ equity 456,315,183 367,603,746 Total liabilities and members’ equity $ 1,884,251,582 1,747,467,905 See accompanying notes to consolidated financial statements. 3

SUNSTRONG CAPITAL HOLDINGS, LLC

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
Revenue:				
Interest on finance lease receivables	$	42,993,039	43,264,553	43,556,004
Operating leases		42,572,901	42,869,527	43,284,113
Service contract revenue		45,196,197	33,204,474	20,394,857
Rebates and other		20,000,169	20,148,650	20,170,485
		150,762,306	139,487,204	127,405,459
Cost of revenue:				
Depreciation		42,335,927	34,330,558	26,097,559
Asset management fees		23,433,419	21,563,986	18,781,342
Other		3,038,918	2,993,044	2,000,890
		68,808,264	58,887,588	46,879,791
Gross profit		81,954,042	80,599,616	80,525,668
Operating expenses		14,226,608	8,259,214	15,940,115
Income from operations		67,727,434	72,340,402	64,585,553
Other expenses (income):				
Interest expense		77,583,615	71,814,643	62,713,754
Equity in earnings of unconsolidated investee		(864,534)	(878,147)	—
Loss on termination of financing obligations		—	—	3,115,680
Unrealized (gain) loss on interest rate swaps		(5,876,190)	(2,209,485)	2,445,517
(Gain) loss on lease terminations, net		(403,081)	(2,094,941)	1,808,196
Other expense		434,023	1,130,332	2,638,663
		70,873,833	67,762,402	72,721,810
(Loss) income before income taxes		(3,146,399)	4,578,000	(8,136,257)
Income taxes		—	—	—
Net (loss) income		(3,146,399)	4,578,000	(8,136,257)
Net loss (income) attributable to noncontrolling interests		5,894,314	6,265,351	(6,810,068)
Net income (loss) attributable to members		2,747,915	10,843,351	(14,946,325)
Other comprehensive income (loss) – unrealized gain (loss) on interest rate swaps, net		8,655,169	1,305,799	(4,400,922)
Comprehensive income (loss) attributable to members	$	11,403,084	12,149,150	(19,347,247)

See accompanying notes to consolidated financial statements.

4

SUNSTRONG CAPITAL HOLDINGS, LLC

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2022, 2021, and 2020

	SunPower	HA Member	Equity attributable to members	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balances, January 1, 2020	$ 26,464,465	25,241,237	51,705,702	(3,239,138)	276,585,269	325,051,833
Contributions	214,259	138,117	352,376	—	161,067,737	161,420,113
Distributions	(9,038,673)	(21,625,122)	(30,663,795)	—	(125,409,161)	(156,072,956)
Redemption of noncontrolling interests	10,379,791	9,972,741	20,352,532	—	(23,166,420)	(2,813,888)
Net income (loss)	(7,622,625)	(7,323,700)	(14,946,325)	—	6,810,068	(8,136,257)
Other comprehensive loss	—	—	—	(4,400,922)	—	(4,400,922)
Balances, December 31, 2020	20,397,217	6,403,273	26,800,490	(7,640,060)	295,887,493	315,047,923
Contributions	—	—	—	—	225,421,052	225,421,052
Distributions	(434,590)	—	(434,590)	—	(175,502,364)	(175,936,954)
Redemption of noncontrolling interests	1,202,168	1,155,025	2,357,193	—	(5,169,267)	(2,812,074)
Net income (loss)	5,530,109	5,313,242	10,843,351	—	(6,265,351)	4,578,000
Other comprehensive income	—	—	—	1,305,799	—	1,305,799
Balances, December 31, 2021	26,694,904	12,871,540	39,566,444	(6,334,261)	334,371,563	367,603,746
Contributions	585,533	145,026	730,559	—	396,872,913	397,603,472
Distributions	—	—	—	—	(292,829,622)	(292,829,622)
Redemption of noncontrolling interests	24,065,939	23,122,172	47,188,111	—	(68,759,294)	(21,571,183)
Net income (loss)	1,294,169	1,453,746	2,747,915	—	(5,894,314)	(3,146,399)
Other comprehensive income	—	—	—	8,655,169	—	8,655,169
Balances, December 31, 2022	$ 52,640,545	37,592,484	90,233,029	2,320,908	363,761,246	456,315,183

See accompanying notes to consolidated financial statements.

5

SUNSTRONG CAPITAL HOLDINGS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021, and 2020

		2022	2021	2020
Cash flows from operating activities:				
Net income (loss)	$	(3,146,399)	4,578,000	(8,136,257)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation		42,335,927	34,330,558	26,097,559
Equity in earnings of unconsolidated investee		(864,533)	(878,147)	—
Amortization of debt issuance costs		2,543,965	2,491,910	1,939,386
Impairment of solar power systems		—	—	714,683
Loss on termination of financing obligations		—	—	3,115,680
Unrealized (gain) loss on interest rate swaps		(5,876,190)	(2,209,485)	2,445,517
(Gain) loss on lease terminations		(403,081)	(2,094,941)	1,808,196
Changes in operating assets and liabilities:				
Lease receivables		21,337,397	25,062,805	17,202,391
Service contract receivables		(4,055,761)	(2,978,464)	(2,730,169)
Other current assets		(5,949,881)	1,633,329	(3,881,143)
Deferred lease costs and other assets		1,217,975	(1,192)	932,487
Accounts payable and accrued expenses		5,182,715	12,842,259	19,460,938
Deferred lease revenue and other liabilities		4,990,510	2,356,947	13,020,992
Net cash provided by operating activities		57,312,644	75,133,579	71,990,260
Cash flows from investing activities:				
Payments for solar power systems		(248,227,722)	(216,302,094)	(216,968,779)
Acquisition of membership interests in consolidated subsidiaries, net of cash acquired		—	(16,510,339)	—
Refunds of solar systems		12,788,616	—	—
Contributions to unconsolidated investees		—	(17,127,756)	—
Distributions from unconsolidated investees		1,608,120	1,195,458	—
Net cash used in investing activities		(233,830,986)	(248,744,731)	(216,968,779)
Cash flows from financing activities:				
Proceeds from nonrecourse debt financing, net of issuance cost		136,624,069	176,748,051	423,427,106
Repayment of nonrecourse debt financing		(48,978,346)	(46,229,300)	(277,875,742)
Equity contributions		381,529,211	225,421,052	161,420,113
Equity distributions		(294,792,096)	(176,046,075)	(155,635,030)
Redemption of noncontrolling interests		(21,571,183)	(2,812,074)	(2,813,888)
Net cash provided by financing activities		152,811,655	177,081,654	148,522,559
Net (decrease) increase in cash, cash equivalents and restricted cash		(23,706,687)	3,470,502	3,544,040
Cash, cash equivalents and restricted cash at beginning of year		142,596,976	139,126,474	135,582,434
Cash, cash equivalents and restricted cash at end of year	$	118,890,289	142,596,976	139,126,474
Cash paid during the year for:				
Interest	$	66,824,698	58,883,280	51,233,002
Noncash financing and investing activities:				
Equity contributions of safe harbor panels	$	16,074,256	—	—
Equity distributions payable		4,524,036	6,486,510	6,595,631
Changes in solar power systems payable		(10,598,124)	16,691,763	24,889,758
Accrued interest capitalized to the loan principal		4,756,801	7,886,983	11,454,988

See accompanying notes to consolidated financial statements.

6

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 7 (Continued) (1) The Company SunStrong Capital Holdings, LLC (the Company) was initially formed on July 10, 2018 and 100% owned by SunPower Corporation (SunPower). At various dates through November 5, 2018, SunPower Capital, LLC (SunPower Capital), a wholly owned subsidiary of SunPower, transferred 100% of its managing member interests in the majority of its residential lease portfolios to wholly owned subsidiaries of the Company. Because these transfers were made between entities under common control, the assets and liabilities transferred were recorded by the Company at the historical carrying amounts of the transferring entity. On November 5, 2018, SunPower entered into an agreement with HA SunStrong Capital LLC (HA Member), a subsidiary of Hannon Armstrong Sustainable Infrastructure Capital, Inc. (HASI), to acquire, operate, finance, and maintain a portfolio of residential rooftop or ground-mounted solar photovoltaic electric generating systems (Solar Assets). Pursuant to the terms of the Purchase and Sale Agreement (PSA), SunPower sold to HA Member membership units representing a 49% membership interest in the Company. The Company and its direct and indirect subsidiaries offer a solar lease program, in partnership with third-party financial institutions, which allows its residential customers to obtain SunPower systems under lease agreements for terms of up to 25 years, in the North America residential market. The Company forms or acquires membership interests in various subsidiaries to expand its portfolio of Solar Assets. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. An LLC is generally an unincorporated association of one or more persons and its members have limited personal liability for the obligations or debts of the entity. An LLC can elect to be taxed as a corporation or partnership for federal income tax purposes. The Company has elected to be taxed as a corporation. (2) Summary of Significant Accounting Policies (a) Principles of Consolidation The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the accounts of the Company, its subsidiaries, and its subsidiaries’ jointly owned partnerships (Partnerships) in which the Company holds controlling interests, as determined under consolidation accounting guidelines. Intercompany transactions and balances have been eliminated in consolidation. To ascertain whether the Company is required to consolidate an entity, management determines whether the entity is a variable interest entity (VIE) and if the Company is the primary beneficiary in accordance with the accounting guidance. Factors considered in determining whether the Company is the VIE’s primary beneficiary include the decision-making authority of each member, which member manages the day-to-day operations of the entity, and each member’s obligation to absorb losses or right to receive benefits from the entity in relation to that of the other members. The Company is deemed to be the primary beneficiary of a VIE when the Company has the power to direct the activities that most directly impact the economic performance of the VIE and the Company is required to absorb losses or has a right to receive benefits that are significant to the VIE.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 8 (Continued) (b) Management Estimates The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful lease and service contract receivables; estimates for future cash flows and economic useful lives of solar power systems and other long-lived assets; and the fair values and residual values of solar power systems. Actual results could materially differ from those estimates. (c) Contracts with Customers The Company accounts for homeowner leases entered into on or after January 1, 2019 as contracts with customers pursuant to ASC Topic 606, Revenue from Contracts with Customers. Service contract revenue represents solar services which allow residential customers to obtain continuous access to solar power systems under contracts for terms of up to 25 years. The Company recognizes service contract revenue evenly over the time performance obligations are satisfied over the contract term. (d) Leasing Activities (i) Revenue Recognition Homeowner leases entered into on or before December 31, 2018 continue to be accounted for as operating or sales-type leases under ASC Topic 840, Leases, thus, are classified as either sales-type leases or operating leases in accordance with the relevant accounting guidelines. For those systems classified as sales-type leases, the net present value of the minimum lease payments, net of executory costs, is recognized as revenue when the lease is placed in service. This net present value as well as the net present value of the residual value of the lease at termination are recorded as finance lease receivables in the consolidated balance sheets. The difference between the initial net amounts and the gross amounts is amortized to revenue over the lease term using the interest method. The residual values of the Company’s solar systems are determined at the inception of the lease and are generally based on the estimated fair value of the lease at inception. For those systems classified as operating leases, rental revenue is recognized, net of executory costs, on a straight-line basis over the term of the lease. (ii) Deferred Lease Costs Initial direct costs for sales-type leases are recognized as cost of sales when the solar power systems are placed in service. Initial direct costs for operating leases are capitalized and amortized over the term of the related customer lease agreements.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 9 (Continued) (iii) Finance Lease Receivables Finance lease receivables are generated by solar power systems leased to residential customers under sales-type leases. Finance lease receivables represent gross minimum lease payments to be received from customers and the systems’ estimated residual value, net of unearned income and an allowance for estimated losses. The Company recognizes an allowance for losses on lease receivables in an amount equal to the probable losses net of recoveries. (iv) Deferred Revenue Payments received in advance for executory costs are deferred and amortized to other revenue ratably over the life of the lease. (e) Rebates Some residential solar systems qualify for local and state rebates. The Company records a rebate receivable when the qualifying system is placed in service. The benefit for rebates on sales-type leases is recognized as revenue when the system is placed in service. The benefit for rebates on operating leases and service contracts is recognized as deferred revenue and amortized to rebate revenue ratably over the life of the lease. (f) Solar Power Systems Solar power systems are stated at cost, less accumulated depreciation and are depreciated to their estimated residual value using the straight-line method over the term of the customer contract or lease of up to 25 years. The residual values of the Company’s solar systems are determined at the inception of the contract or lease and are generally based on the estimated fair value of the system at inception. Construction in process represents systems that are under installation or which have not been interconnected. Systems included in construction in process are not depreciated until systems are placed in service. (g) Impairment of Long-lived Assets The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated lives, the Company records an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. (h) Cash and Cash Equivalents Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents. At December 31, 2022 and 2021, cash and cash equivalents include balances held at banks. Such cash deposits periodically exceed the Federal Deposit Insurance Corporation insured limit for each account. It is the Company’s policy to invest with high credit quality financial institutions.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 10 (Continued) (i) Restricted Cash Restricted cash consists of cash reserved in accordance with the terms of the nonrecourse debt financing agreements for interest and principal payments, collection of certain rebates, and the Company’s purchase options with respect to the noncontrolling interests. The following table provides a reconciliation of cash and cash equivalents and restricted cash: 2022 2021 2020 Cash and cash equivalents $ 36,261,589 37,700,413 40,504,760 Restricted cash, current portion 7,127,163 13,340,108 16,031,336 Restricted cash, net of current portion 75,501,537 91,556,455 82,590,378 $ 118,890,289 142,596,976 139,126,474 (j) Equity Method Investments Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for under the equity method. The Company records its share of the operating results of these entities as equity in earnings of unconsolidated investees on the consolidated statements of comprehensive income (loss). (k) Income Taxes The Company is a multiple-member limited liability corporation that has elected to be treated as a C-Corporation for federal income tax purposes. Accordingly, the Company is subject to U.S. federal income taxes at regular corporate rates on its net taxable income. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is not more likely than not that some portion or all deferred tax assets will be realized.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 11 (Continued) ASC Topic 740, Income Taxes, establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as more likely than not to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. In accordance with this accounting standard, management has analyzed the Company’s inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction) and has concluded that the Company has no uncertain tax positions. (l) Fair Value Measurements Fair value is defined as the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. U.S. GAAP establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical assets and liabilities are available in active markets; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for assets and liabilities; and Level 3, for assets and liabilities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Derivative instruments (note 7) consist of interest rate swap agreements with various bank counterparties. The valuations of the interest rate swap agreements are determined using a discounted cash flow analysis of the expected cash flows of each agreement. These interest rate swaps are over-the-counter contracts and are classified as Level 2 instruments within the fair value hierarchy. The fair value of the Company’s long-term debt (note 6) is measured based on a discounted cash flow model that estimates the present value of the future loan payments by discounting such payments using market interest rates currently offered for debt with similar maturities and terms. These inputs are classified as Level 2 within the fair value hierarchy. (m) Noncontrolling Interests Noncontrolling interests represent the portions of members’ equity in consolidated subsidiaries that are not attributable, directly or indirectly, to the Company. The Company has entered into arrangements with third-party investors (Investor Members) under which the Investor Members hold noncontrolling interests in the Partnerships, which are controlled and consolidated by the Company. The net assets of the Partnerships are attributed to the controlling and noncontrolling interests based on the terms of the governing contractual arrangements. The Company uses the hypothetical liquidation at book value (HLBV) method to attribute members’ equity to the controlling and noncontrolling interests as this method most closely mirrors the economics of the governing contractual arrangements. Under the HLBV method, the Company allocates recorded income (loss) to each investor based on the change during the reporting period in the amount of members’ equity each investor is entitled to under the governing contractual arrangements in a liquidation scenario.

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

(n) Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendment to the initial guidance: ASU 2018-19 (collectively, Topic 326). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. The amendment applies to entities which hold financial assets and net investments in leases that are not accounted for at fair value through net income as well as loans, debt securities, accounts receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. Topic 326 is effective for nonpublic entities and public business entities that are not SEC filers beginning in 2023, with early adoption permitted. The Company is currently evaluating the impact of the provisions of ASU 2016-13 on the consolidated financial statements and disclosures.

(3) Purchase Accounting

On July 1, 2021, the Company, through its wholly owned subsidiary, 8point3 InvestCo 3 Holdings, LLC, acquired 100% of the memberships interests in SunPower Residential IV LLC, a company that owns a residential lease portfolio, for $8.3 million, net of cash acquired.

On July 2, 2021, the Company, through its wholly owned subsidiary, SunStrong Commercial Holdings, LLC, acquired 100% of the membership interests in certain project companies that own and operate commercial power systems under power purchase agreements (PPAs) with various off takers, for a purchase price of $8.2 million, net of cash acquired.

These acquisitions have been accounted for as business combinations, and the assets acquired and liabilities assumed are based on their estimated fair values at the date of acquisition. The following table presents the fair values of assets and liabilities acquired:

Solar power systems	$	18,370,092
Finance lease receivables		1,325,107
Accounts receivable and other current assets		789,673
Accounts payable and accrued liabilities		(11,741)
Other long-term liabilities		(3,962,792)
	$	16,510,339

(4) Partnerships

Pursuant to the respective operating agreements of the Partnerships, the members have commitments to make capital contributions to the Partnerships, up to specified maximum amounts. The contributions are used by the Partnerships to acquire solar power systems from SunPower Capital.

Managing member entities are wholly owned subsidiaries of the Company that are created for the purpose of managing the activities of the Partnerships and serving as consolidation vehicles for the Company. The managing member entities make capital contributions to the Partnerships on behalf of the Company and record the Company's allocation of the Partnerships' income or loss related to the investor members' noncontrolling interests.

12 (Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The Partnerships are set up as flip structures; returns are allocated substantially to the investor member initially, and then "flipped" to the managing member once a specified amount of time has elapsed.

The Company holds options to purchase the noncontrolling interests in the Partnerships from the investor members after a given period of time, typically 5 to 6 years after all solar power systems have been sold into the Partnerships. For some Partnerships, the investor members hold a right to sell their interests to the Company, if the Company does not exercise the purchase option, at a price determined as the lesser of a fixed amount or the fair market value at the time the option is exercised. During the years ended December 31, 2022, 2021 and 2020, as purchase options became exercisable for certain Partnerships, the Company exercised its option to purchase noncontrolling interests with a carrying value of $68.8 million, $5.2 million, and $23.2 million, respectively, for total consideration of $21.6 million, $2.8 million, and $2.8 million, respectively. The difference between the consideration paid by the Company and the carrying amount of the noncontrolling interest was recognized directly in members' equity, which reflects the members' increased ownership in the Partnerships' net assets.

(5) Equity Method Investments

On July 2, 2021, the Company, through its wholly owned subsidiary, SunStrong Commercial Holdings, LLC, acquired 100% of the membership interests in HA Helix LLC for $17.1 million. HA Helix LLC owns 100% of the Class B membership interests in Helix Fund I, LLC, which owns a portfolio of commercial project companies that own and operate commercial power systems under PPAs with various off takers. The Company's ownership interests in Helix Fund I, LLC are accounted for under the equity method.

(6) Financing Arrangements

Nonrecourse third-party debt financing consists of the following as of December 31, 2022 and 2021:

Borrowing entity	Maximum principal amount	Date issued	Maturity date	Interest rate (%)	Debt outstanding 2022	Debt outstanding 2021
Dorado 1 Senior Borrower, LLC [2]	135,000,000	3/31/2022	3/31/2026	4.80	$ 54,057,214	—
Borrowed Sunshine, LLC and Borrowed Sunshine II, LLC	216,216,000	1/13/2020	1/13/2040	4.09	200,364,048	206,298,887
Ultralight 2 Residential Solar, LLC	132,000,000	9/17/2020	9/17/2040	4.25	118,180,402	93,184,668
Ultralight Residential Solar, LLC	113,000,000	6/6/2019	6/6/2039	Based upon lenders' weighted average rates	89,326,570	94,352,567
8Point3 Solar InvestCo 3, LLC [2]	63,525,063	6/26/2018	6/26/2025	LIBOR + Margin (2.25%–2.5%)	41,146,079	44,568,807
SunStrong 2018-1 Issuer, LLC [1,2]	400,000,000	11/28/2018	11/1/2048	5.68	335,252,179	352,627,123
Total nonrecourse debt financing					838,326,492	791,032,052
Unamortized deferred issuance costs					(12,733,451)	(13,177,999)
Nonrecourse debt financing, net					825,593,041	777,854,053

13 (Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Borrowing entity	Maximum principal amount	Date issued	Maturity date	Interest rate (%)	Debt outstanding 2022	Debt outstanding 2021
Current portion, net of debt issuance costs					$ (31,269,327)	(6,972,762)
Nonrecourse debt financing, net of current portion					$ 794,323,714	770,881,291

[1] SunStrong 2019-1 Issuer, LLC is the sole obligor of the ABS Notes and the ABS Notes are not an obligation of the Company or any of its other subsidiaries.

[2] This debt is also subject to an interest rate swap agreement, see Footnote 7.

Nonrecourse related-party debt financing consists of the following as of December 31, 2022 and 2021:

Borrowing entity	Maximum principal amount	Date issued	Maturity date	Interest rate (%)	Debt outstanding 2022	Debt outstanding 2021
Dorado 1 Mezzanine Borrower, LLC	$ 48,800,000	3/31/2022	03/31/2067	3.50	$ 31,344,366	—
Dorado 1 Mezzanine Borrower, LLC	35,700,000	3/31/2022	10/31/2048	6.50	11,327,184	—
SunStrong Commercial Holdings, LLC	26,004,630	7/2/2021	6/30/2038	6.50	24,101,699	25,063,239
SunStrong Capital Acquisition OF, LLC and SunStrong Capital Acquisition 3, LLC [1,2]	146,714,000	1/13/2020	1/13/2045	11.66	51,021,163	52,255,539
Ultralight 2 Mezzanine Borrower, LLC [1]	59,400,000	9/17/2020	9/17/2065	3.50	67,355,544	59,624,011
Ultralight 2 Mezzanine Borrower, LLC [1,2]	38,000,000	9/17/2020	3/31/2047	11.00	29,008,573	22,022,750
Ultralight Mezzanine Borrower, LLC [1,2]	34,460,000	6/6/2019	6/5/2044	11.50	22,486,813	23,818,078
Ultralight Mezzanine Borrower, LLC [1]	45,000,000	6/6/2019	6/6/2065	3.50	53,353,366	51,624,921
8Point3 Solar InvestCo 3, Holdings LLC [1,2]	39,196,662	6/14/2019 / amended 7/1/2021	12/31/2037 / amended 4/30/2044	9.76	36,575,292	37,255,134
SunStrong Capital Acquisition, LLC [1,2]	110,500,000	8/10/2018	8/10/2043	12.00	31,094,992	32,763,587
SunStrong Capital Acquisitions, LLC [1,2]	80,385,000	11/28/2018	8/10/2043	12.00	81,073,335	86,900,229
Total nonrecourse debt financing					438,742,327	391,327,488
Unamortized deferred issuance costs					(7,000,102)	(6,792,764)
Nonrecourse debt financing, net					431,742,225	384,534,724
Current portion, net of debt issuance costs					(6,128,554)	(25,059,719)
Nonrecourse debt financing, net of current portion					$ 425,613,671	359,475,005

[1] Accrued interest may be capitalized into the loan principal.

[2] Mandatory repayment in the event of excess cash flows as defined in the loan agreement.

14 (Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 15 (Continued) As of December 31, 2022, and 2021, the aggregate carrying value and fair value of nonrecourse debt is as follows: 2022 2021 Carrying value Fair value Carrying value Fair value Total nonrecourse debt $ 1,277,068,819 1,152,697,689 1,182,359,540 1,169,835,651 As of December 31, 2020, certain subsidiary entities were parties to various loan agreements with multiple lenders. On January 13, 2020, these loans totaling $218.3 million were repaid with the proceeds from new mezzanine and senior debt and the Company recognized a loss on debt extinguishment of $3.1 million. As of December 31, 2022, future principal payments due under the loans are as follows: 2023 $ 39,966,278 2024 43,100,556 2025 80,997,644 2026 99,794,145 2027 48,396,585 Thereafter 964,813,611 Total $ 1,277,068,819 (7) Derivative Financial Instruments The Company recognizes all derivative instruments on the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings if a derivative is not designated as a cash flow hedge, or other comprehensive income (loss) if a derivative is designated as a cash flow hedge. As of December 31, 2022 and 2021, the Company had non-designated interest rate swap agreements with aggregate notional values of $101.2 million and $66.2 million, respectively, and interest rate swap agreements designated as cash flow hedges with aggregate notional values of $255.2 million and $255.2 million, respectively. These swap agreements allow the Company to effectively convert floating rate payments into fixed rate payments periodically over the life of the agreements. These derivatives have a maturity term of more than 12 months. All changes in the fair value of non-designated interest rate swap agreements are recognized immediately in current period earnings. The effective portion of a cash flow hedge is reclassified into interest expense when hedged transactions are recognized in the consolidated statements of comprehensive income (loss). The fair value of the swaps of $5.1 million and $0.0 million is included in derivative asset as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the unrealized amount in accumulated other comprehensive income was a $2.3 million gain and $6.3 million loss, respectively which represents the fair value of the hedge-designated interest rate swap agreement because the Company will not start making or receiving payments on such swap until

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 16 (Continued) February 2029. Thus there were no reclassifications to interest expense in 2022, 2021, and 2020 related to the hedge-designated interest rate swap agreements. Realized losses related to the non-designated interest rate swap agreements totaling $0.4 million, $1.1 million, and $0.9 million respectively for 2022, 2021, and 2020 were recognized in the respective year’s earnings. The Company analyzes its designated interest rate swaps quarterly to determine if the hedge remains effective. The Company may discontinue hedge accounting prospectively if certain conditions are no longer met, the swap is terminated or exercised, or if the Company elects to remove the cash flow hedge designation. (8) Sales-Type Leases As of December 31, 2022 and 2021, the Company’s net investment in sales-type leases, presented in finance lease receivables, net on the consolidated balance sheets, consists of the following: 2022 2021 Gross minimum lease payments receivable $ 722,814,628 785,258,159 Unguaranteed residual value 91,304,272 92,548,109 Unearned income (351,876,498) (397,635,975) Finance lease receivables 462,242,402 480,170,293 Allowance for doubtful accounts (8,727,224) (11,232,258) Finance lease receivables, net 453,515,178 468,938,035 Current portion (6,287,783) (5,171,712) Noncurrent portion $ 447,227,395 463,766,323 As of December 31, 2022, future gross minimum lease payments receivable for sales-type leases are as follows: 2023 $ 51,893,640 2024 51,700,751 2025 52,168,669 2026 52,645,417 2027 53,131,188 Thereafter 461,274,963 Total $ 722,814,628 During 2022, 2021 and 2020, the allowance for doubtful accounts decreased by $2.5 million, decreased by $2.1 million, and increased by $2.1 million, respectively.

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

(9) Solar Power Systems

Solar power systems consist of the following at December 31, 2022 and 2021:

	2022	2021
Solar power systems leased under operating leases	$ 443,982,708	448,263,055
Solar power systems with related service contracts	808,238,478	613,903,108
Construction in process	185,602,342	170,206,178
Less accumulated depreciation	(202,906,866)	(161,046,367)
	$ 1,234,916,662	1,071,325,974

The following table presents the Company's future minimum rental receipts on operating leases placed in service as of December 31, 2022.

2023	$ 41,660,017
2024	41,407,504
2025	41,523,925
2026	41,642,255
2027	41,762,251
Thereafter	344,752,588
Total	$ 552,748,540

The following table presents the Company's future minimum receipts on solar service contracts as of December 31, 2022.

2023	$ 49,124,986
2024	47,959,537
2025	48,192,950
2026	48,431,294
2027	48,674,743
Thereafter	734,882,597
Total	$ 977,266,107

17 (Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 18 (Continued) (10) Deferred Revenue Deferred revenue consists of the following at December 31, 2022 and 2021: 2022 2021 Deferred lease and service contract revenue $ 13,731,800 14,692,416 Deferred rebate revenue 45,370,144 40,061,620 Other 696,995 749,184 Total 59,798,939 55,503,220 Current portion (6,517,972) (6,501,134) Noncurrent portion $ 53,280,967 49,002,086 (11) Income Taxes Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets are established for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates. Based on the Company’s current period taxable loss and fully reserved net deferred tax asset position, there is no provision for income taxes included in the statements of comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020. The significant components of deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows: 2022 2021 Deferred tax assets: Net operating loss carryforward $ 142,128,077 139,044,362 Capital leases — 40,037,410 Property and equipment — 26,170,868 Interest expense 27,024,337 15,787,477 Investment in partnerships — 3,819,164 Other 8,678,712 7,869,195 Total deferred tax assets 177,831,126 232,548,476 Valuation allowance (105,789,097) (232,548,476) Total deferred tax assets, net of valuation allowance 72,042,029 —

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

		2022	2021
Deferred tax liabilities:			
Capital leases	$	(39,875,341)	—
Property and equipment		(25,441,167)	—
Investment in partnership		(6,725,521)	—
Total deferred tax liabilities		(72,042,029)	—
Net deferred taxes	$	—	—

At December 31, 2022, the Company had net operating losses (NOL) totaling $478.2 million, to be carried forward indefinitely to offset future taxable income. The Company does not believe the net operating loss will be limited under Internal Revenue Code (IRC) Section 382 and believes it will also be available for state income tax purposes subject to state carryforward limitations. IRC Section 382 limits the utilization of net operating loss in years subsequent to an owner shift based upon the value of the Company at the date of the owner shift. The Company has not undertaken a detailed study in connection with IRC Section 382 in order to determine if there is any limitation of the utilization of its net operating loss carryforward. The 2017 Tax Cuts and Jobs Act revised the use of net operating loss carryforwards and limits them to 80% of taxable income each year but removed the limitation on years carried forward.

The provision for income taxes reflects the establishment of a full valuation allowance against deferred tax assets as of December 31, 2022 and 2021. Accounting Standards Codification Topic 740 Income Taxes requires management to evaluate its deferred tax assets on a regular basis to reduce them to an amount that is realizable on a more-likely-than-not basis. During the years ended December 31, 2022, 2021 and 2020, the valuation allowance decreased by approximately $126.8 million, $9.3 million, and $5.2 million, respectively, due to continuing operations. In determining the provision for income taxes, net deferred tax assets, liabilities and valuation allowances, management is required to make judgments and estimates related to projections of profitability, the timing and extent of the utilization of net operating loss carryforwards and applicable tax rates. Judgments and estimates related to these projections and assumptions are inherently uncertain; therefore, actual results could differ materially from the projections.

The Company’s provision for income taxes in 2022, 2021, and 2020, differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 21% to income before taxes primarily as a result of net operating losses and the change in the valuation allowance. Accordingly, the Company’s effective federal and state income tax rate is 0%.

(12) Members’ Equity

On November 5, 2018, SunPower and HASI entered into an Amended and Restated Limited Liability Company Operating Agreement (the Operating Agreement) that resulted in the operation of the Company as a joint venture entity. Under the Operating Agreement, SunPower and HASI are given equal governing rights and all major decisions, including among others, approving or modifying the budget, terminating service providers, incurring indebtedness, refinancing any existing loans, declaring distributions, commencing or settling any claims, require unanimous consent. The Company shall distribute to the Members all distributable cash, on a quarterly basis, pro rata in proportion to each Member’s respective

19 (Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 20 (Continued) interest, subject to any restrictions under any applicable financing, hedging, or other agreement (including the Mezzanine Loan Agreements). Under the Operating Agreement, SunPower is entitled to certain Special Distributions, as defined, related to the proceeds from SREC Capital Contribution Reimbursements, Credit Agricole and Mezzanine Loans. (13) Related Party Transactions SunPower has offered the Company certain substantive, nonstandard indemnifications related to cash flow losses arising from a recapture of California property taxes on account of a change in ownership, recapture of federal tax attributes and cash flow losses from leases that do not generate the promised savings to homeowners. SunPower Capital (the Developer), a wholly owned subsidiary of SunPower Corporation, Systems (SunPower Systems), which is in turn wholly owned by SunPower, enters into solar agreements with residential homeowners to supply and install electricity-generating solar panel systems on the rooftops of their homes and to provide electricity interconnection to generate electricity from the solar panels. The Company, through certain of its subsidiary Partnerships, has elected to purchase a number of these systems (subject to the associated leases or service contracts) from the Developer. SunPower Capital Services, LLC, (SunPower Services), a wholly owned subsidiary of the Developer, also provides lease servicing to the Company’s lease portfolios for a specified fee. Such fees totaled $8.4 million, $7.8 million, and $6.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Partnerships have entered into operation and maintenance agreements with SunPower Systems, under which SunPower Systems provides maintenance services for the lease portfolios for a specified fee. Such fees totaled $13.9 million, $12.9 million, and $11.5 million for the years ended December 31, 2022, 2021, and 2020, respectively. SunPower Systems also provides solar power system performance guarantees under the customer lease contracts. On November 5, 2018, SunPower Services and the Company entered into a Management Agreement whereby SunPower Services will provide all day-to-day management with respect to the Solar Assets, including but not limited to administrative, collection and other management services, monitoring, operational performance and maintenance of the Solar Assets by the maintenance services provider, administering communications with and providing reporting to Investor Members with respect to their investments in the Solar Assets, and compliance with the respective obligations of the Company’s subsidiaries with the related project documents. Such fees totaled $1.2 million, $0.9 million, and $0.7 million for the years ended December 31, 2022, 2021, and 2020, respectively. Unpaid amounts related to the above transactions are included in accounts payable to affiliates in the accompanying consolidated balance sheets. Lease servicing fees and operations and maintenance services fees are included in asset management fees in the accompanying consolidated statements of comprehensive income (loss).

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 21 (14) Commitments and Contingencies From time to time, the Company may become involved in claims and other legal matters arising from the ordinary course of business. Management is not currently aware of any matters that will have a material effect on the financial position, results of operations, or cash flows of the Company. (15) Risks and Uncertainties Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company’s operations. These circumstances may continue for an extended period of time, and may have an adverse impact on economic conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted. (16) Subsequent Events On February 14, 2023, certain agreements related to Dorado 1 Residential Solar, LLC (the Dorado Fund) were amended to increase the capital committed to the Dorado Fund by $83.7 million (and corresponding guaranty limits), to extend the period during which the Dorado Fund will purchase solar systems to June 30, 2023 as well as the completion date to December 31, 2023, and to expand the solar system requirements of the Dorado Fund. Transaction costs totaling $1.2 million were incurred related to such amendments. The Company has evaluated subsequent events through March 29, 2023, the date the consolidated financial statements were available to be issued, and determined there were no other items to disclose.